Exhibit 99
NEWS

[LOGO]
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

**Kadant Reports Results for Third Quarter 2010
and Raises Full Year 2010 Revenue and EPS Guidance**

WESTFORD, Mass., October 27, 2010 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $66.5 million in the third quarter of 2010, an increase of $12.8 million, or 24 percent, compared to $53.7 million in the third quarter of 2009. Revenues in the third quarter of 2010 included a $1.6 million, or 3 percent, decrease from foreign currency translation compared to the third quarter of 2009. Operating income from continuing operations in the third quarter of 2010 was $6.3 million compared to $0.8 million in the third quarter of 2009. Operating income in the third quarter of 2010 included a pre-tax gain of $0.7 million and operating income in the third quarter of 2009 included pre-tax restructuring costs of $0.5 million. Net income in the third quarter of 2010 was $4.5 million, or $.36 per diluted share, versus a net loss of $0.1 million, or $.01 per diluted share, in the third quarter of 2009. Net income in the third quarter of 2010 included an after-tax gain on the sale of real estate of $0.7 million, or $.06 per diluted share. Net loss in the third quarter of 2009 included a $0.4 million, or $.03 per diluted share, incremental tax provision, and a $0.3 million, or $.03 per diluted share, after-tax restructuring charge.

"We are very encouraged with our operating performance in the third quarter," said Jonathan W. Painter, president and chief executive officer of Kadant. "Diluted EPS was $.36 in the third quarter of 2010 and, excluding the real estate gain of $.06, was $.30 compared to our guidance of $.21 to $.23. The stronger performance was due to higher revenues in our fluid-handling and stock preparation product lines and to another quarter of strong gross margins. Gross margins were 44 percent, slightly lower than the record gross margins in the second quarter of 2010.

"Revenues of $66.5 million were well above the high end of our guidance for the quarter of $62 million, as fluid-handling revenues reached their highest level in two years. Operating income was 9.4 percent of revenues, or 8.3 percent excluding the real estate gain. Operating cash flows were $6.0 million, and we ended the quarter with over $26 million in net cash, or approximately $2.13 per diluted share.

"We noted in our press release in July that we expected a slowdown in bookings in the second half of 2010 compared to the first half, and indeed this was the case in the third quarter. Bookings of $58.4 million were 6 percent lower than last year's third quarter, and were 21 percent below the second quarter of 2010. Sequential bookings were essentially flat in the parts and consumables portion of our business, but were significantly lower in the capital business. We believe that some of this decline in capital may be due to the timing of orders, especially in China, where we saw a significant sequential decline in capital orders in the third quarter. Encouragingly, after the quarter closed we were awarded several large contracts for stock preparation systems in China, totaling $14.1 million. We expect to record these pending orders as bookings in the fourth quarter upon receipt of the down payments.

"Although we expect sequentially stronger capital bookings in the fourth quarter of 2010, based on the anticipated shipment dates these will not materially affect revenues in the fourth quarter. With that in mind, we expect to report revenues of $64 to $66 million in the fourth quarter of 2010, essentially flat with third quarter 2010. With a higher proportion of capital business, we expect some decline in gross margins from the levels of the past three quarters, resulting in diluted EPS of $.26 to $.28 in the fourth quarter. For the full year, we are raising both our revenue and EPS guidance. We expect to achieve GAAP diluted EPS of $1.33 to $1.35 from continuing operations, revised from our previous estimate of $1.20 to $1.25, on revenues of $261 to $263 million, revised from our previous estimate of $255 to $260 million."

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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, and diluted EPS excluding the gain on the sale of real estate.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends. In addition, we exclude from certain financial measures restructuring costs and certain gains and losses to give investors additional insight into our quarterly and annual operating performance, especially when compared to quarters in which such items had greater or lesser effect, or no effect. In addition, these items are excluded as they are either isolated or cannot be expected to occur again with any regularity or predictability and we believe are not indicative of our normal operating results.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Adjusted EBITDA and adjusted operating income exclude a pre-tax gain of $0.7 million in the three-month period ended October 2, 2010 and pre-tax restructuring costs of $0.5 million in the three-month period ended October 3, 2009. Adjusted EBITDA and adjusted operating income exclude pre-tax gains of $1.3 million and restructuring costs of $0.2 million in the nine-month period ended October 2, 2010 and pre-tax restructuring costs of $2.3 million in the nine-month period ended October 3, 2009. Adjusted diluted EPS excludes the after-tax gain on the sale of real estate of $0.7 million, or $.06 per diluted share, in the three-month period ended October 2, 2010.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, October 28, 2010, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. Please reference Event ID number 16651862. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until November 26, 2010.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

	Three Months Ended		Nine Months Ended	
Consolidated Statement of Operations	Oct. 2, 2010	Oct. 3, 2009	Oct. 2, 2010	Oct. 3, 2009
Revenues	$ 66,516	$ 53,716	$ 196,773	$ 168,805
Costs and Operating Expenses:				
Cost of revenues	37,214	31,776	109,428	101,441
Selling, general, and administrative expenses	22,465	19,557	66,270	61,010
Research and development expenses	1,326	1,059	3,904	4,251
Restructuring costs and other income, net (a)	(748)	513	(1,071)	2,283
	60,257	52,905	178,531	168,985
Operating Income (Loss)	6,259	811	18,242	(180)
Interest Income	54	49	124	348
Interest Expense	(311)	(473)	(1,008)	(1,793)
Income (Loss) from Continuing Operations Before Provision for Income Taxes	6,002	387	17,358	(1,625)
Provision for Income Taxes	1,431	530	3,864	2,596
Income (Loss) from Continuing Operations	4,571	(143)	13,494	(4,221)
Loss from Discontinued Operation, Net of Tax	(5)	(5)	(14)	(14)
Net Income (Loss)	4,566	(148)	13,480	(4,235)
Net (Income) Loss Attributable to Noncontrolling Interest	(69)	29	(152)	32
Net Income (Loss) Attributable to Kadant	$ 4,497	$ (119)	$ 13,328	$ (4,203)
Amounts Attributable to Kadant:				
Income (Loss) from Continuing Operations	$ 4,502	$ (114)	$ 13,342	$ (4,189)
Loss from Discontinued Operation, Net of Tax	(5)	(5)	(14)	(14)
Net Income (Loss) Attributable to Kadant	$ 4,497	$ (119)	$ 13,328	$ (4,203)
Earnings (Loss) per Share from Continuing Operations Attributable to Kadant:				
Basic	$ .36	$ (.01)	$ 1.08	$ (.34)
Diluted	$ .36	$ (.01)	$ 1.07	$ (.34)
Earnings (Loss) per Share Attributable to Kadant:				
Basic	$ .36	$ (.01)	$ 1.08	$ (.34)
Diluted	$ .36	$ (.01)	$ 1.07	$ (.34)
Weighted Average Shares				
Basic	12,336	12,270	12,391	12,347
Diluted	12,487	12,270	12,509	12,347

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Revenues by Product Line		Three Months Ended			Increase		Increase (Decrease) Excluding Effect of Currency Translation (b,d)
		Oct. 2, 2010		Oct. 3, 2009	(Decrease)		
Stock-Preparation Equipment	$	23,855	$	19,672	$ 4,183	$	5,001
Fluid-Handling		21,597		15,794	5,803		6,271
Accessories		12,272		11,917	355		642
Water-Management		6,915		4,486	2,429		2,516
Other		630		487	143		122
Pulp and Papermaking Systems Segment		65,269		52,356	12,913		14,552
Other (c)		1,247		1,360	(113)		(113)
	$	66,516	$	53,716	$ 12,800	$	14,439

		Nine Months Ended			Increase		Increase Excluding Effect of Currency Translation (b,d)
		Oct. 2, 2010		Oct. 3, 2009			
Stock-Preparation Equipment	$	66,614	$	65,291	$ 1,323	$	2,261
Fluid-Handling		61,732		46,634	15,098		14,507
Accessories		37,478		34,319	3,159		2,975
Water-Management		21,986		14,772	7,214		7,048
Other		1,881		1,322	559		434
Pulp and Papermaking Systems Segment		189,691		162,338	27,353		27,225
Other (c)		7,082		6,467	615		615
	$	196,773	$	168,805	$ 27,968	$	27,840

Sequential Revenues by Product Line		Three Months Ended			Increase	
		Oct. 2, 2010		July 3, 2010	(Decrease)	
Stock-Preparation Equipment	$	23,855	$	25,004	$	(1,149)
Fluid-Handling		21,597		20,070		1,527
Accessories		12,272		12,711		(439)
Water-Management		6,915		8,567		(1,652)
Other		630		601		29
Pulp and Papermaking Systems Segment		65,269		66,953		(1,684)
Other (c)		1,247		2,183		(936)
	$	66,516	$	69,136	$	(2,620)

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Business Segment Information (c)	Three Months Ended		Nine Months Ended	
	Oct. 2, 2010	Oct. 3, 2009	Oct. 2, 2010	Oct. 3, 2009
Gross Profit Margin:				
Pulp and Papermaking Systems	44%	41%	44%	40%
Other	28%	25%	47%	36%
	44%	41%	44%	40%
Operating Income (Loss):				
Pulp and Papermaking Systems	$ 10,101	$ 3,898	$ 27,300	$ 7,480
Corporate and Other	(3,842)	(3,087)	(9,058)	(7,660)
	$ 6,259	$ 811	$ 18,242	$ (180)
Adjusted Operating Income (d):				
Pulp and Papermaking Systems	$ 9,353	$ 4,411	$ 26,229	$ 9,763
Corporate and Other	(3,842)	(3,087)	(9,058)	(7,660)
	$ 5,511	$ 1,324	$ 17,171	$ 2,103
Bookings from Continuing Operations:				
Pulp and Papermaking Systems	$ 56,933	$ 60,626	$ 196,712	$ 151,478
Other	1,469	1,806	6,133	6,632
	$ 58,402	$ 62,432	$ 202,845	$ 158,110
Capital Expenditures from Continuing Operations:				
Pulp and Papermaking Systems	$ 650	$ 306	$ 1,710	$ 2,161
Corporate and Other	93	33	325	218
	$ 743	$ 339	$ 2,035	$ 2,379

Cash Flow and Other Data from Continuing Operations	Three Months Ended		Nine Months Ended	
	Oct. 2, 2010	Oct. 3, 2009	Oct. 2, 2010	Oct. 3, 2009
Cash Provided by Operations	$ 6,012	$ 13,177	$ 14,420	$ 31,764
Depreciation and Amortization Expense	1,926	1,876	5,281	5,595

Balance Sheet Data	Oct. 2, 2010	Jan. 2, 2010
Assets		
Cash and Cash Equivalents	$ 49,487	$ 45,675
Accounts Receivable, net	43,550	36,436
Inventories	42,769	37,435
Unbilled Contract Costs and Fees	4,199	3,370
Other Current Assets	7,505	8,355
Property, Plant and Equipment, net	36,796	38,415
Intangible Assets	27,242	28,071
Goodwill	98,653	97,622
Other Assets	11,491	12,277
	$ 321,692	$ 307,656
Liabilities and Shareholders' Investment		
Accounts Payable	$ 21,111	$ 17,612
Short- and Long-term Debt	22,875	23,250
Other Liabilities	74,663	72,763
Total Liabilities	$ 118,649	$ 113,625
Shareholders' Investment	$ 203,043	$ 194,031
	$ 321,692	$ 307,656

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EBITDA Data		Three Months Ended			Nine Months Ended	
		Oct. 2, 2010	Oct. 3, 2009		Oct. 2, 2010	Oct. 3, 2009
Consolidated						
Net Income (Loss) Attributable to Kadant	$	4,497	$ (119)	$	13,328	$ (4,203)
Net Income (Loss) Attributable to Noncontrolling Interest		69	(29)		152	(32)
Loss from Discontinued Operation, Net of Tax		5	5		14	14
Provision for Income Taxes		1,431	530		3,864	2,596
Interest Expense, net		257	424		884	1,445
Restructuring costs and other income, net (a)		(748)	513		(1,071)	2,283
Adjusted Operating Income (d)		5,511	1,324		17,171	2,103
Depreciation and Amortization		1,926	1,876		5,281	5,595
Adjusted EBITDA (d)	$	7,437	$ 3,200	$	22,452	$ 7,698
Pulp and Papermaking Systems						
GAAP Operating Income	$	10,101	$ 3,898	$	27,300	$ 7,480
Restructuring costs and other income, net (a)		(748)	513		(1,071)	2,283
Adjusted Operating Income (d)		9,353	4,411		26,229	9,763
Depreciation and Amortization		1,811	1,764		4,930	5,252
Adjusted EBITDA (d)	$	11,164	$ 6,175	$	31,159	$ 15,015
Corporate and Other (c)						
GAAP Operating Loss	$	(3,842)	$ (3,087)	$	(9,058)	$ (7,660)
Depreciation and Amortization		115	112		351	343
EBITDA (d)	$	(3,727)	$ (2,975)	$	(8,707)	$ (7,317)

(a) Includes a pre-tax gain from the sale of assets of $748 in the three-month period ended October 2, 2010, and pre-tax restructuring costs of $513 in the three-month period ended October 3, 2009. Includes pre-tax gains from the sale of assets and pension curtailment of $1,252, offset by restructuring costs of $181, in the nine-month period ended October 2, 2010, and pre-tax restructuring costs of $2,283 in the nine-month period ended October 3, 2009.

(b) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(c) "Other" includes the results from the Fiber-based Products business.

(d) Represents a non-GAAP financial measure.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $226 million in 2009 and 1,600 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, industry and economic outlook, and pending orders. There can be no assurance that we will be able to record bookings or recognize revenues on the pending orders described in this release. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended July 3, 2010. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; soundness of suppliers and customers; our debt obligations; restrictions in our credit agreement; soundness of financial institutions; litigation and warranty costs related to our discontinued operation; our acquisition strategy; future restructurings; factors influencing our fiber-based products business; protection of patents and proprietary rights; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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